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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)


                                ADT LIMITED

                              (Name of Issuer)


                  Common Shares, Par Value $0.10 Per Share

                       (Title of Class of Securities)


                                000915 10 8

                               (CUSIP Number)

                               Marilyn Dalton
                          Secretary and Treasurer
                            Westar Capital, Inc.
                             818 Kansas Avenue
                            Topeka, Kansas 66612
                               (913) 575-8357

                                 Copies to:

John K. Rosenberg, Esq.                             Neil T. Anderson, Esq.
Western Resources, Inc.                              Sullivan & Cromwell
   818 Kansas Avenue                                   125 Broad Street
 Topeka, Kansas 66612                             New York, New York 10021
    (913) 575-6535                                     (212) 558-4000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               August 9, 1996

          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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- --------------------
CUSIP NO.  000915108
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westar Capital, Inc; 48-1092416
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a)  [  ]
                                               (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                   [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                   Kansas
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                                     32,100,000
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                                      0
    EACH          ----------------------------------------
 REPORTING  9.    SOLE DISPOSITIVE POWER
   PERSON                                       32,100,000
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                                0
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                32,100,000
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   24.0%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                       CO
- ------------------------------------------------------------

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            Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on July 12, 1996 by Amendment No. 4 thereto (the "Statement"), with respect to the Common Shares, par value $0.10 per share (the "Shares") of ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

     This Amendment No. 5 is being filed in connection with the Reporting Person's filing on Form 4 today with respect to its purchases of Shares in July.

            Item 1.     SECURITY AND ISSUER.

            No material change.

            Item 2.     IDENTITY AND BACKGROUND.

            No material change.

            Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase price (excluding commissions) for the 1,300,000 Shares purchased by the Reporting Person was $24,493,512.50. Such Shares were acquired with general capital funds of the Reporting Person.

            Item 4.     PURPOSE OF THE TRANSACTION.

            In order to obtain what the Reporting Person considered to be favorable market prices for Shares, the Reporting Person decided to purchase 1,300,000 Shares in open market transactions as more fully set forth in Item 5 below. In the future, the Reporting Person may from time to time purchase or sell Shares at prevailing market prices, or may negotiate to purchase or sell Shares privately.

            The Reporting Person is still considering its options with respect to the Issuer's proposed amalgamation (the "Proposed Transaction") with Republic Industries, Inc. ("Republic"), and has not yet made a final determination on this matter. The Reporting Person may determine to oppose the Proposed Transaction and may choose to exercise its appraisal rights under Bermuda law, although no final decision by the Reporting Person has yet been taken.

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            Should the Issuer consummate the Proposed Transaction with
Republic, and the Reporting Person receive Republic shares in connection therewith, the Reporting Person may decide to sell some or all of such Republic shares.

            Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby deleted in its entirety and restated as follows:

            (a) According to the Issuer's Report on Form 10-Q for the six months ended June 30, 1996, as of August 5, 1996 there were 133,736,123 Shares issued and outstanding, of which 3,182,787 were held by a subsidiary of the Issuer. The Reporting Person beneficially owns 32,100,000 Shares, constituting approximately 24.0% of the total amount of issued and outstanding Shares (including the Shares held by a subsidiary of the Issuer), as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Reporting Person has the sole power to vote or direct the vote and to dispose of its Shares.

            (b) Since the filing of Amendment No. 4 to the Statement, the Reporting Person has purchased 1,300,000 Shares in open market transactions. Set forth below is a table identifying and describing all such transactions:

    Common Shares           Price per Share          Date of Purchase

          100,000               19.75                     7/15/96
           50,000               19.75                     7/15/96
           60,000               19.625                    7/15/96
          161,800               19.50                     7/15/96
          116,700               19.25                     7/15/96
           41,500               19.375                    7/15/96
           26,000               19.125                    7/15/96

           20,000               19.125                    7/16/96
           20,000               18.75                     7/16/96
           21,000               18.50                     7/16/96
           28,500               18.25                     7/16/96
           80,000               18.875                    7/16/96
           25,000               18.625                    7/16/96
           59,000               18.375                    7/16/96
           10,000               18.125                    7/16/96
           65,000               18.00                     7/16/96
           44,000               17.875                    7/16/96
           22,500               17.75                     7/16/96
           25,000               17.625                    7/16/96



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    Common Shares           Price per Share          Date of Purchase

           30,000               17.50                     7/16/96
           20,000               17.00                     7/16/96
           25,000               16.00                     7/16/96
           20,000               18.50                     7/16/96
           10,000               18.75                     7/16/96
          100,000               18.875                    7/16/96

           10,000               18.50                     7/17/96
           49,000               18.625                    7/17/96
           25,000               19.25                     7/17/96
           10,000               19.25                     7/17/96
           25,000               18.625                    7/17/96


            Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                        ISSUER.

            No material change.

            Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No material change.

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WESTAR CAPITAL, INC.


                              By:  /s/ Marilyn Dalton
                                  Name:  Marilyn Dalton
                                  Title: Secretary and Treasurer


Dated:      August 9, 1996